March 23, 2011

VIA EDGAR

Mr. David R. Humphrey

Branch Chief

United States Securities and Exchange Commission

100 F. Street N. E.

Washington, D.C.  20549

Re:                               Courier Corporation

Form 10-K for the fiscal year ended September 25, 2010

Filed November 24, 2010

File No. 1-34268

and

Definitive Proxy on Schedule 14A

Filed December 3, 2010

Dear Mr. Humphrey:

This letter is being submitted on behalf of Courier Corporation (the “Company”) in response to the comments of the staff of the Securities and Exchange Commission (the “SEC”), as set forth in your letter dated March 10, 2011 and received on March 10, 2011, with respect to the Company’s Form 10-K for the year ended September 25, 2010 filed with the SEC on November 24, 2010, the Company’s Definitive Proxy on Schedule 14A filed on December 3, 2010 and the Company’s Quarterly Report on Form 10-Q for the quarter ended December 25, 2010.  For reference purposes, the relevant portions of the text of the March 10, 2011 comment letter have been reproduced in italics herein, with the responses of the Company indented below each numbered comment.

SEC Comments and the Company’s Responses:

Form 10-K (Fiscal Year Ended September 25,2010)

Item 1A. Risk Factors, page 6

1.  In future filings, please revise the introductory paragraph to clarify that all material risks have been discussed.  If a risk is not deemed material, it should not be referenced here.

RESPONSE:

In future filings with the SEC beginning with the Form 10-Q to be filed for the period ending March 26, 2011, we will clarify that all material risks have been discussed and we will not reference any risk not deemed material.

Signatures, page 27

2.  In future filings, please include the signatures of your principal financial officer and the principal accounting officer or controller in their individual capacities in the second signature block.

RESPONSE:

In future filings with the SEC beginning with the Form 10-K to be filed for the period ending September 24, 2011, the signatures of the principal financial officer and the principal accounting officer in their individual capacities will be included in the second signature block.

Consolidated Statements of Operations, page F-2

3.  We note that you report a subtotal for “Gross Profit” in your statements of operations.  However, it appears, from your accounting policies disclosure, that you earn revenue from delivery of services as well as products.  Please quantify the percentage of revenue that you earn from service activities.  We may have further comments upon review of your response.

RESPONSE:

Within the Company’s book manufacturing segment, we offer order fulfillment, warehousing and distribution services to a small number of book manufacturing customers. In addition, following the acquisition of Highcrest Media LLC in January 2010, which is also included in the book manufacturing segment, the Company offers Web-based applications to facilitate the creation of customized textbooks. Revenue from these two service activities amounted to only 0.7% of the Company’s total revenues of $257 million for the fiscal year ended September 25, 2010. For each of fiscal years 2009 and 2008, such revenue represented 0.4% of the Company’s total sales.

A. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

4.              On an ongoing basis, please disclose your policy with respect to sales returns.

RESPONSE:

In our Form 10-K for the fiscal year ended September 25, 2010, Note A in the “Notes to Consolidated Financial Statements” included the following disclosure with regards to the Company’s sales returns policy: “In the specialty publishing segment, revenue is recognized net of an allowance for sales returns. The process which the Company uses to determine its net sales, including the related reserve allowance for returns, is based upon applying an estimated return rate to current year sales. This estimated return rate is based on actual historical return experience.”

This disclosure is consistent with the Company’s letter dated March 15, 2007 responding to a comment letter from the SEC dated February 28, 2007.  In future filings with the SEC beginning with the Form 10-K to be filed for the period ending September 24, 2011, we will clarify that sales returns are not permitted in the Company’s book manufacturing segment.

Note L. Retirement Plans, page F-24

and

Management’s Discussion and Analysis

5.     We note the very significant decrease in the assumed discount rate used to determine cost assumptions in fiscal 2010.  Please explain, supplementally and in detail, the reasons for the decrease and how your approach in deriving it complies with the guidance in ASC 715-30-35-43 through 46 and ASC 715-30-55-23 through 34.  In this regard, we assume that management or the board determined the discount rate after considering or relying in part upon the report of an actuary.  If true, please confirm our assumption and clarify this fact on an ongoing basis.  Alternatively, if the discount was taken from or based on the report of an actuary and if this disclosure is incorporated by reference into a registration statement, you will be required to comply with the requirements of Securities Act Rule 436.  That is, you will be required to identify the actuary and to include his consent in the registration statement.  Please see Question 233.02 of the CDIs for Securities Act Rules for guidance.

RESPONSE:

In our Form 10-K for the fiscal year ended September 25, 2010, “Note L. Retirement Plans” included disclosures regarding the noncontributory, defined benefit pension plan of our subsidiary, Dover Publications, Inc. (“Dover”).  As of December 31, 2001, Dover employees became eligible to participate in the Courier Profit Sharing and Savings Plan and, as such, plan benefits under the Dover defined benefit plan were frozen as of that date. The discount rate for the projected benefit obligation at the end of fiscal 2009 was 5.3% and was used to determine net period benefit cost for fiscal 2010.  The table captioned “Actuarial assumptions used to determine costs and benefit obligations” did not properly depict the assumptions used for determining the net periodic pension cost versus the benefit obligation.  However, management does not believe the omission to be material because the appropriate assumptions were used to determine both the net periodic benefit costs and benefit obligations disclosed in Note L and included in the Company’s financial statements.  In future filings with the SEC beginning with the Form 10-K to be filed for the period ending September 24, 2011, in order to avoid confusion with regards to the applicable period for the assumptions used, we will separately disclose in tabular form, similar to the tables below, the weighted average assumptions used to determine the net periodic benefit cost and the benefit obligation.

	2010	2009	2008
Actuarial assumptions used to determine net periodic benefit cost:
Discount rate	5.3%	7.0%	6.0%
Compensation increases	None	None	None
Expected return on plan assets	7.0%	7.0%	7.0%

Actuarial assumptions used to determine benefit obligation:
Discount rate	4.5%	5.3%	7.0%
Compensation increases	None	None	None
Expected return on plan assets	6.0%	7.0%	7.0%

Management determines the discount rate after considering the actuary’s recommendation. The assumed discount rate used to determine benefit costs for fiscal 2010 was 5.3% compared with 7.0% for fiscal 2009 and was based on the yield on high quality corporate bonds as of the measurement date for both fiscal years.  The decrease in the rate reflects the decline in the general level of interest rates.

In future filings with the SEC beginning with the Form 10-K to be filed for the period ending September 24, 2011, we will clarify our disclosure regarding the assumed discount rate used to determine cost assumptions for Dover’s pension plan.

Liquidity and Capital Resources, page F-37

6.     On your statements of cash flows in the audited financial statements, within the financing activities section, please consider disclosing the ‘gross’ amount of long-term debt borrowings and repayments, rather than a net amount.  This will further enhance an investor’s understanding of your total borrowings and repayments.

RESPONSE:

The Company has a $100 million revolving credit facility that matures in March 2013. Due to the capacity and flexibility that this facility provides, as well as other advantageous terms such as interest rates on borrowings, we utilize this facility for virtually all of our borrowings.

The Company borrows under the revolving credit facility on a daily basis as required, based on our net cash position on that day. In substance the Company borrowed and made repayments on the revolving credit facility during fiscal 2010 to meet short and long term financing needs.  If we were to disclose the gross activity under the revolving credit facility, it would reflect gross incremental borrowings of $121.6 million and gross incremental repayments of $118.0 million. Given that the largest outstanding balance under this facility during fiscal 2010 was $24.3 million, we believe that disclosing the gross activity would be potentially misleading and confusing to investors.

This response is consistent with the Company’s letter dated February 7, 2003 responding to a comment letter from the SEC dated January 27, 2003 and the Company has consistently disclosed changes in its long-term borrowings under the revolving credit facility on a net basis.

Form 10-Q for the quarterly period ended December 25, 2010

7.     As it appears that Borders Group Inc. is about to file for Chapter 11 bankruptcy protection, please update us as to the anticipated impact of this development upon your results of operations and financial position.

RESPONSE:

On February 16, 2011, Borders Group, Inc. (“Borders”) filed for Chapter 11 bankruptcy protection. The Company’s current accounts receivable from Borders is approximately $750,000.  The ultimate outcome of the bankruptcy process is uncertain as of this date and the outcome will drive the extent of the impact on the Company’s operations and financial position. In any event, the Company does not anticipate that any such impact will be material, although it is probable that an additional charge of between $500,000 and $750,000 for uncollectible accounts may be required in the Company’s second quarter ending March 26, 2011.

Sales to Borders amounted to $3.5 million in the Company’s fiscal 2010, representing less than 1.5% of total Company sales for that period.  In connection with the bankruptcy filing, Borders announced that they expect to close 200 of their underperforming stores, or 30% of their national store network, by the end of April 2011.  We expect these store closings and related liquidation of inventory to adversely impact sales to this customer, particularly in the near term.  Though the longer term impact of the Borders bankruptcy on the Company is not determinable at this time, we do not expect it to have a material adverse effect on the Company’s future operating results.

Definitive Proxy on Schedule 14A

Compensation Elements, page 16

8.     Please tell us whether you benchmark against the peer group listed on page 10 and the referenced company survey.  If so, please revise your executive compensation disclosure in future filings to clarify that two benchmarking groups exist and to identify the companies in the company survey.  Alternatively, please confirm and clarify in future filings that you benchmark only against companies named on page 10.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

RESPONSE:

As described on page 10 and 16 of the Company’s Definitive Proxy on Schedule 14A, the Compensation Committee (the “Committee”) reviews compensation data of companies of a similar revenue size, in similar markets and in regional areas in which we compete for executive talent.  Those companies, listed on page 10 of the proxy statement, are the companies in our peer group.  The Committee also reviews survey data as provided through The Survey Group 2009 Management Compensation Survey, which is a survey of compensation from 259 Massachusetts-based companies, reported on an aggregate basis based on size, industry, and geographic location without reference to company name.  The Committee only benchmarks compensation against the peer group.  The Company will clarify this point in future filings.

All Other Compensation, page 24

9.     We note that amounts for season tickets for sporting events are not included in the amounts for perquisites.  Please advise us of the basis for your conclusion that the season tickets do not constitute a perquisite or other personal benefit and therefore should not be included in the total amount of perquisites given to your named executive officers.  Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K and Section II.C.1.e.i of Securities Act Rel. 33-8732A.

RESPONSE:

As described on page 24 of the Company’s Definitive Proxy on Schedule 14A, season tickets are purchased by the Company for sporting events for business outings with customers and vendors.  If the tickets are not being used for business purposes, the tickets are offered to employees, including named executives, manufacturing employees, office employees, sales employees, or any other employees who may be available to use the tickets, rather than having them go unused.  Such tickets usually become available on a last-minute basis.  The tickets have been previously paid by the Company and when not used, are provided to employees primarily based on their availability to use them with very little notice.  As a result, the incremental cost to the Company is zero.  In accordance with Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K and Question 119.07 of the CDI’s for Regulation S-K, we have separately identified the sports tickets as a perquisite notwithstanding that there was no incremental cost to the Company.  Given that there is no incremental cost, no amount is included for the tickets in the “All Other Compensation” column.

* * * * * * *

In connection with the response to the SEC’s comments, the Company and its management acknowledge responsibility for the accuracy and adequacy of the disclosures made in the filing of the Company’s Annual Report on Form 10-K for the year ended September 25, 2010, the Company’s Definitive Proxy on Schedule 14A and the Company’s Quarterly Report on Form 10-Q for the period ended December 25, 2010.  In addition, we recognize that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (978) 251-6243 or Kathleen Leon, Vice President and Controller, at (978) 251-6242.

Very truly yours,

/s/ Peter M. Folger

Peter M. Folger

Senior Vice President and Chief Financial Officer

Courier Corporation

15 Wellman Avenue

North Chelmsford, MA 01863

PF: mq

Cc:	Beverly A. Singleton, Securities and Exchange Commission
Kathleen Leon, Vice President and Controller, Courier Corporation
Rajeev Balakrishna, Vice President and General Counsel, Courier Corporation
Ray Bigelow, Partner, Deloitte & Touche LLP
Robert Whalen, Partner, Goodwin Procter, LLP